David McNinch

REVISED - January 19, 2016

Dear David:

I am pleased to confirm this offer for you to join Prothena Biosciences Inc ("Prothena" or the "Company''). We are confident in your knowledge, expertise and judgment, and believe your performance will meet our team's high-quality objectives and standards.

You will be appointed as Chief Commercial Officer by the Board of Directors of Prothena Corporation plc at its next meeting, scheduled to be held on February 24. In this position, you will report to Dale Schenk (CEO and President), although your duties, title and reporting relationship may change, based on the Company's needs and priorities. This is a full-time, exempt position.

Your starting salary will be $360,000.00/year, paid twice per month. Your pay is subject to applicable taxes and withholdings.

Prothena embraces a pay-for-performance philosophy. All employees are currently eligible for an annual cash bonus under the terms of the Company's cash incentive plan (the Prothena Corporation plc Incentive Compensation Plan). The amount of these annual cash bonuses are determined by the Company on the basis of a number of factors, including industry competitiveness, Prothena's business strategy, and the degree to which Company, function and/or individual goals are met. Your targeted cash bonus for the 2016 plan year (our fiscal year) will be 40% of your actual plan year salaried earnings. Any earned cash bonus will be paid no later than March 15 in the year following the conclusion of the plan year. The cash bonus plan is operated at the sole discretion of Prothena, is subject to review on a regular basis and may change from time to time.

In connection with your commencement of employment, you will also be eligible to receive an option to acquire 100,000 shares of Prothena Corporation plc. We will recommend that the Compensation Committee of the Board of Directors of Prothena Corporation pie approve this option award at its meeting scheduled for February 24, 2016. The award will be subject to the terms and conditions of the Prothena Corporation plc Amended and Restated 2012 Long Term Incentive Plan and the terms and conditions of the award agreement for such a stock option. The grant date of this stock option will be the first business day of the month following the Compensation Committee's approval of the option award or on such other date as determined by the Committee in its sole discretion. The option exercise price will be equal to the closing price of Prothena Corporation plc's ordinary shares on the NASDAQ Global Select Market on that date. Subject to your continued employment, the stock option will vest 25% after the first year of active service from your employment start date, and monthly at a rate of 1/48th of the award thereafter, such that the option will fully vest after a four-year period of continuous employment.

On the first day of the month following your employment start date, you will be eligible to participate in Prothena's comprehensive benefits program, including the company's health and welfare and retirement benefits plans, as well as the Prothena Biosciences Inc Amended and Restated Severance Plan1. Details about these and other applicable plans will be provided separately.

Further information regarding onboarding requirements and/or documents needed before or after your employment start date (e.g., Employee Proprietary Information and Invention Assignment Agreement, Code of Conduct, Form 1-9 completion process, direct deposit information, Form W-4 allowance elections) will be provided separately.

Prothena's offer of employment is contingent upon our receiving satisfactory results from your references, background check and drug screening, as well as any other pre-employment testing that may be required due to the specific nature of our industry and/or your position. Your employment is "at will." This means that you and Prothena each have the right to terminate the employment relationship at any time, with or without cause. Nothing in this letter should be taken as a guarantee of continued employment or a specific term of employment. Further, all benefits and compensation provided by the Company are contingent upon your continued employment.

To ensure rapid and economical resolution of any disputes regarding your employment under this offer letter, the parties hereby agree that any and all claims, disputes or controversies of any nature whatsoever arising out of, or relating to, this offer letter, or its interpretation , enforcement, breach, performance or execution, your employment with the Company/ or the termination of such employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration in San Francisco, CA conducted before a single arbitrator by JAMS, Inc. ("JAMS") or its successor, under the then applicable JAMS arbitration rules. The parties each acknowledge that by agreeing to this arbitration procedure, they waive the right to resolve any such dispute, claim or demand through a trial by jury or judge or by administrative proceeding. You may be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (i) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (ii) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator's essential findings and conclusions on which the award is based. The arbitrator, and not a court, shall also be authorized to determine whether the provisions of this paragraph apply to a dispute, controversy, or claim sought to be resolved in accordance with these arbitration procedures. The parties will share the costs of arbitration equally except that the Company will bear the cost of the arbitrator's fee, any other type of expense or cost that the employee would not be required to bear if the employee were to bring the dispute or claim in court. Both parties will be responsible for their own attorney's fees, and the arbitrator may not award attorney's fees unless a statute or contract at issue specifically authorizes such an award. This arbitration provision does not apply to claims concerning worker's compensation or unemployment insurance claims. Nothing in this Agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any arbitration.

_________________________

1 A summary of the benefits provided at your level under the Prothena Biosciences Inc Amended and Restated Severance Plan is attached

To accept our offer, please sign this letter and return it to Kevin Hickey by January 23, 2016. By signing this letter, you acknowledge that it sets out our entire agreement between you and the Company and supersedes all prior oral and written agreements, understandings, commitments and practices. No amendments to this agreement may be made except in writing signed by a duly authorized representative of Prothena.

We look forward to having you join Prothena. If you have any questions, or would like additional information to help you reach a decision, please feel free to contact Kevin at (650) 278-1762.

Sincerely,

/s/ Dale Schenk
Dale Schenk President and CEO
Prothena Biosciences Inc

ACCEPTANCE:

/s/ David McNinch                         1/30/16
David McNinch                            Date

PROTHENA BIOSCIENCES INC AMENDED AND RESTATED SEVERANCE PLAN ATTACHMENT I

BENEFITS SUMMARY FOR ELIGIBLE EMPLOYEES – TIER 1

SEVERANCE PAY	Severance pay consists of fifty-two (52) Weeks of Pay plus your target annual bonus rate during the year in which your Severance Date occurs.
CHANGE IN CONTROL SEVERANCE PAY (IF APPLICABLE)	Severance pay consists of seventy-eight (78) Weeks of Pay plus 150% of your target annual bonus rate during the year in which your Severance Date occurs.
SEVERANCE BENEFITS
MEDICAL, DENTAL AND VISION BENEFITS COVERAGE CONTINUATION
This Plan offers a special subsidy to your health care continuation coverage under federal law (“COBRA”) so that, for the period of time following your Severance Date that corresponds to the Weeks of Pay you are entitled to receive as severance pay (the “Health Subsidy Period”), you do not have to pay the full premium cost for health care coverage under the health plan(s) in which you participated while employed by the Employer. If you elect to exercise your rights under COBRA, for the first six (6) months of the Health Subsidy Period, you will only be required to pay the same share of the applicable premium that would apply if you were participating in the health plan(s) as an active employee. For the remaining Health Subsidy Period, you will be required to pay the full monthly COBRA premium and the Employer will reimburse you for the full cost of the COBRA premiums paid, less the amount that would apply if you were participating in the applicable health plan as an active employee. After the Health Subsidy Period expires, you will be required to pay the full applicable COBRA premium to continue your coverage for the remainder of the COBRA period and the reimbursements will cease. Any partial month will be rounded up to the next whole month. If you or your covered dependents cease to be eligible for COBRA or you become eligible for new healthcare coverage (other than through your spouse), the subsidy described above shall cease. You must notify your Employer within ten (10) days following the date you become eligible for new healthcare coverage. In certain circumstances, the Employer may provide the value of this benefit in a single cash lump sum payment, subject to applicable withholding taxes.

CAREER TRANSITION ASSISTANCE
Career transition assistance will be available from a career transition assistance firm selected and paid by the Employer for a period of twelve (12) months; however, you must begin the available career transition assistance program within sixty (60) days following your Severance Date.